UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ____________

Commission File Number 1-7564

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOW JONES 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOW JONES & COMPANY, INC.
200 LIBERTY STREET, NEW YORK, NEW YORK 10281

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee appointed by the Board of Directors of Dow Jones & Company, Inc., as administrator of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DOW JONES 401(k) SAVINGS PLAN

Date:	June 29, 2007	By:	/s/ Thomas W. McGuirl
Thomas W. McGuirl
Chairman , Plan Committee
Dow Jones & Company, Inc.

Dow Jones

401(k) Savings Plan

Index

December 31, 2006 and 2005

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements*:
Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4

EXHIBIT	Exhibit Number

Consent of Independent Registered Public Accounting Firm	23

*

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Dow Jones 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Dow Jones 401(k) Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Plan adopted a new accounting standard that required a change to the manner in which it reports fully benefit-responsive investment contracts.

/s/PricewaterhouseCoopers LLP

New York, New York

June 29, 2007

Dow Jones

401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2006 and 2005

	2006	2005

Assets
Investment in the Master Trust, at fair value (see Note 2)	$976,541,860	$917,359,805
Participant loans	13,135,463	13,166,300
Total investments	989,677,323	930,526,105

Receivables
Employer's contribution	575,258	522,598
Participants' contributions	793,553	660,017
Total receivables	1,368,811	1,182,615

Net assets available for plan benefits, at fair value	991,046,134	931,708,720
Adjustment from fair value to contract value for interest in the Master Trust relating to fully benefit-responsive investment contracts	2,007,151	1,719,917

Net assets available for plan benefits	$993,053,285	$933,428,637

The accompanying notes are an integral part of these financial statements.

Dow Jones

401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2006

Investment income
Investment gain from the Master Trust, net	$92,408,622
Interest income from participant loans	838,405
Total investment income, net	93,247,027

Additions to net assets attributed to
Transfer from the MarketWatch 401(k) plan	12,772,518

Contributions to the Plan
By employer	18,748,550
By participants	25,924,013
Total contributions	44,672,563

Rollovers	2,055,668
Total additions	152,747,776

Deductions from net assets attributed to
Benefits paid to participants	(91,383,572)
Loan defaults	(1,719,362)
Administrative expenses	(20,194)
Total deductions	(93,123,128)
Net increase	59,624,648

Net assets available for plan benefits
Beginning of the year	933,428,637
End of the year	$993,053,285

The accompanying notes are an integral part of these financial statements.

Dow Jones

401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.

Description of Plan

The following description provides only general information of the Dow Jones 401(k) Savings Plan (the “Plan”).  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, and covers eligible employees of Dow Jones & Company Inc. and certain of its subsidiaries and affiliates (“Dow Jones” or the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Eligible employees are enrolled in the Plan on January 1st or July 1st after completing six months of service.

Contributions

The Plan provides eligible employees with (1) a fixed company contribution equal to 3% of covered compensation up to $220,000 (the 2006 compensation limit set by the IRS), (2) the opportunity to make employee pre-tax savings contributions of up to 10% and effective July 1, 2002, 40% of covered compensation (subject to IRS limitations), and (3) a 100% company match on those employee contributions up to the first 2% of covered compensation (subject to IRS limitations).

Investment Options

All contributions are participant directed.  The Plan provides for a number of investment options.  During 2006, the Plan offered 26 investment funds, including the Dow Jones Stock Fund and the Dow Jones Investment Contract Fund.

There were changes to the Plan’s investment fund options in 2006.  The Fidelity Intermediate Bond Fund, the Fidelity Asset Manager Fund and the Fidelity Magellan Fund were eliminated as options for new contributions as of March 31, 2006.  After March 31, 2006, contributions being made to the Fidelity Intermediate Bond Fund were directed to the Fidelity U.S. Bond Index Fund, contributions being made to the Fidelity Asset Manager Fund were directed to the Fidelity Balanced Fund and contributions made to the Fidelity Magellan Fund were directed to the Spartan U.S. Equity Index Fund.  Effective June 30, 2006, remaining account balances in the Fidelity Intermediate Bond Fund and the Fidelity Asset Manager Fund were transferred to the funds as noted above.  Although new contributions to the Fidelity Magellan Fund cannot be made after March 31, 2006, balances remain in it.

During 2005, the Company acquired MarketWatch, Inc. (“MarketWatch”) and, effective January 1, 2006, MarketWatch employees became eligible to participate in the Dow Jones 401(k) Savings Plan and, effective Feburary 1, 2006, the assets of the MarketWatch 401(k) Plan were transferred into the Dow Jones 401(k) Savings Plan.

Vesting

Participants are fully vested in the amount credited to their accounts at all times.

Loan Fund

Plan participants who are active employees can borrow from their individual Plan accounts excluding their voluntary after-tax contributions amount.  The minimum amount a participant can borrow is $1,000 and the maximum is the lesser of $50,000 (reduced by the highest outstanding loan balance during the previous 12 months) or 50% of the total value of the participant’s Plan account, including voluntary after-tax contributions account, but reduced by any prior outstanding loan balances on the date of the loan.

The participant’s note held by the Loan Fund is pledged as collateral for the loan.  Loan terms range from one to five years or up to ten years for the purchase of a principal residence.  Loans bear interest at rates comparable to lending institution rates.  The interest rate on loans granted during 2006 ranged from 7.25% to 8.25%.  The interest rate on loans granted during 2005 ranged from 6.5% to 8.5%.  Interest rates on participant loans are determined based on the prevailing prime rate.

Payment of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Upon termination of employment due to death, retirement or other reasons, a participant or his or her beneficiary is entitled to receive the value of the funds allocated to the participant’s account, in one of the following forms of payment:  single distribution, partial payment distributions, quarterly or annual installments, or through an annuity contract with an insurance company.

A participant may also elect the date on which any distribution shall commence, provided such date shall be no later than December 31 of the year the participant attains age 70-1/2.  A participant electing quarterly or annual installments also may elect periodic partial single payment distributions.  Inactive participants do not participate in subsequent allocations of employer contributions.

Loan Defaults

Loan defaults are recorded as taxable participant distributions at the time of cancellation.

Administrative Expenses

Trustee fees of the Plan are paid by the Plan.  All other administrative fees are paid by the Company.

Master Trust

The assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the Dow Jones Money Purchase Retirement Plan in the Dow Jones Profit Sharing Retirement Plan Trust (the “Master Trust”).  The plans do not own specific Master Trust assets but rather maintain beneficial interests in such assets.  A portion of the Master Trust investment assets and the Master Trust investment activity are allocable to each plan based upon each Plan’s net assets in relation to the total Master Trust net assets.  Allocations are performed on a daily basis.  Participant loans and related interest income represent specific loans of participants under the respective Plan.

2.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting, except for benefit payments, which are recorded when paid.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), which became effective for the Plan on December 31, 2006.  The FSP requires that investment contracts held by a defined-contribution plan be reported at fair value.  However, contract value is the relevant measure attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts within the net investment in Master Trust with a separate line item to adjust from fair value to contract value.  Prior year balances have been revised accordingly.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The investments are held by the Plan’s trustee, Fidelity Management Trust Company (“Fidelity”).  The following policy applies to these investments and any related income earned.

The investment funds are valued at the net asset value as reported by the fund managers.  Fair values of the underlying investments are based upon the latest published market quotations, where available.  The common shares of the Company are valued at their fair value on December 31, 2006 and 2005, as determined by their quoted market prices.  Fair values of investments not having an established market are determined by the fund managers by reference to quoted market values and other financial data pertaining to investments of a similar nature, quality, and yield as determined by the fund managers. Investments in benefit – responsive contracts with financial institutions are valued at contract value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents, within investment income in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments and interest and dividends.  Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.  Interest and dividends consists of interest earned on the investment contract fund and dividends earned on the various investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

3.

Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management & Research Co., an affiliate of Fidelity.  Fidelity is the trustee as defined by the Plan and, therefore, investments in these mutual funds qualify as party-in-interest transactions.  Trustee fees paid by the Plan amounted to $20,194 for the year ended December 31, 2006.

4.

Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with financial institutions.  These investment contracts typically are uncollateralized contractual obligations under which the issuer agrees to pay a specific rate of interest for a fixed period of time and to repay principal at maturity.  The investment contract fund seeks to place its contracts with high-credit quality institutions, limiting the amount of credit exposure to any one financial institution.

5.

Risk and Uncertainties

The Plan provides for various investment options in investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

6.

Contracts with Insurance Company and Banks

The Master Trust contains a fund invested in Guaranteed Investment Contracts (“GICs”) with various banks and an insurance company, which are managed by Fidelity Management Trust Company.  The fair value of the GICs is calculated by discounting the contractual cash flows based on current yields of similar instruments with comparable durations.  As they are fully benefit-responsive, the contracts are included in the financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no contract value reserves established for credit risk of the contract issuers or otherwise as of December 31, 2006 and 2005.  The fair value of the Master Trust’s investment in contracts was $269,285,750 and $292,561,384 as of December 31, 2006 and 2005, respectively.  The average yield was approximately 4.65% and 4.55% for 2006 and 2005, respectively.  The crediting interest rate was approximately 4.59% and 4.33% as of December 31, 2006 and 2005, respectively.  The crediting interest rate is based on a formula agreed upon with the issuers.  Such rates are reviewed on a quarterly basis for resetting.

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact at contract value with the issuer of a GIC at its contract value.  Examples of such events include: the Plan’s failure to qualify under Section 401(a) or 401(k) of the Internal Revenue Code; the establishment of a defined contribution plan that competes with the Plan for employee contributions; any substantive modification of the Plan or the administration of the Plan to which the contract issuer has not consented; complete or partial termination of the Plan; any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow; merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest or to transfer assets; exclusion of a group of previously eligible employees from eligibility in the Plan; any early retirement program, group termination, group layoff, facility closing, or similar program; or any transfer of assets to a competing option.

The Plan sponsor does not believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Contract issuers may terminate a contract at any time; if, however, the market value of covered assets is below contract value at the time of such termination, the Plan manager may elect to keep the contract in place until such time as the fair value of covered assets is equal to contract value.  An issuer may also terminate a contract if the Plan manager’s investment management authority over a fund is limited or terminated, as well as if all of the terms of the contract fail to be met.  In the event that the fair value of covered assets is below contract value at the time of such termination, the issuer would not be required to make payment.

7.

Plan Termination

Although the Plan sponsor has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA.

8.

Federal Income Taxes

The Internal Revenue Service (“IRS”) has issued a determination letter dated July 16, 2002, indicating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the Plan is not subject to tax under Section 501(a) of the IRC.  The Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan’s sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.

Interest in Master Trust

The Plan had approximately an 86.2% and an 87.9% interest in the net assets of the Master Trust at December 31, 2006 and 2005, respectively.

The net assets of the Master Trust were as follows:

	2006	2005
Investments at fair value
Cash	$2,559,376	$3,509,311
Mutual Funds	764,633,123	662,130,569
Company Common Stock	2,837,594	2,674,237
Money Market Funds	95,183,572	84,432,975
Participant loans	13,453,846	13,448,173
Guaranteed investment contracts (1)	269,285,750	292,561,384
Total investments at fair value	1,147,953,261	1,058,756,649

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,328,482	1,956,675
Total investments	$1,150,281,743	$1,060,713,324

The net investment income of the Master Trust for the year ended December 31, 2006 was as follows:

Investment results
Investment income
Interest and dividends	$68,082,647
Interest income from participant loans	859,104
Net appreciation in mutual funds	39,210,031
Net appreciation in company common stock	278,794
Net investment income	$108,430,576

(1) Guaranteed investment contracts were as follows:

		2006		2005
	Major Credit Rating	Investments at Fair Value	Adjustment to Contract Value	Investments at Fair Value	Adjustment to Contract Value

Chase Manhattan Bank	AA-	$67,321,438	$581,918	$73,140,346	$488,985
Monumental Life Insurance Co.	AA-	67,321,438	582,160	73,140,346	489,151
Rabobank Nederland	AAA	67,321,437	582,287	73,140,346	489,600
AIG Financial Products Corp.	AA	67,321,437	582,117	73,140,346	488,939
Total		$269,285,750	$2,328,482	$292,561,384	$1,956,675